Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab Inc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

Forward-Looking Statements This investor presentation, and the related discussions, includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. 1 Copyright 2019 Apergy. All rights reserved.

Important Additional Info and No Offer or Solicitation Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab, Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2 Copyright 2019 Apergy. All rights reserved.

Today’s Presenters Soma SOMASUNDARAM President & Chief Executive Officer Jay NUTT Senior Vice President & Chief Financial Officer Deric BRYANT Executive Vice President & President of Ecolab’s Upstream Energy Business 3 Copyright 2019 Apergy. All rights reserved.

Combination Creates Global Leader in Production-Optimization Solutions Brings Together Differentiated Portfolio of Production-Optimization Solutions onto Single Platform for Enhanced Customer Productivity Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Compelling Long-Term Value Creation including ~$75 million of Expected Annual Cost Synergies plus Accelerated Revenue Growth Opportunities 4 Copyright 2019 Apergy. All rights reserved.

Transaction Summary entity, respectively Upstream business Deric Bryant as COO 5 1 Based on Apergy share price of $30.67 as of 12/18/2019. 2 Based on ~$1.0bn of pro forma net debt. Copyright 2019 Apergy. All rights reserved. Structure & Consideration Apergy to combine in tax-free Reverse Morris Trust transaction with ChampionX, Ecolab’s Upstream Energy Business • Combined enterprise value of ~$7.4bn1,2 • Apergy shareholders and existing Ecolab shareholders to own 38% and 62% of the combined • Total enterprise value for ChampionX of ~$4.4bn including ~$3.9bn1 in newly issued Apergy shares and $492m in cash proceeds to Ecolab • Transaction value represents ~12.5x ChampionX 2019E EBITDA, ~10.3x including cost synergies; and less than 9.5x 2020E EBITDA including cost synergies ($75m of cost synergies) Merged Company Global headquarters to remain in The Woodlands, TX Management & Board Apergy CEO Sivasankaran “Soma” Somasundaram to lead the combined entity along with executives from both companies, including Apergy CFO Jay Nutt as the CFO, and EVP of Ecolab’s Daniel Rabun to continue as Chairman of the Board Board comprised of 7 current Apergy and 2 Ecolab designated directors Timing & Closing Conditions Subject to Apergy shareholder approval, regulatory approvals and customary closing conditions Transaction anticipated to close by the end of the second quarter of 2020

Merger of Complementary Leaders in Production Technologies & Services  Global leader in onsite, technology driven, sustainable chemistry programs throughout the lifecycle of a well  90 year heritage through Nalco and Champion  Intimate relationships with blue chip E&P operators and international and national oil companies  Global presence in over 55 countries  Uncompromising focus on safety and customers  Strong financial performance through-the-cycle, with solid cash generation, low capital intensity, and high recurring revenue 6 Copyright 2019 Apergy. All rights reserved. Production-Focused  Leading provider of highly engineered equipment and technologies throughout the lifecycle of a well Heritage & Brands  60+ year heritage with the most trusted brands Customer Base  Broad base of over 2,000 customers globally Geographic Reach  Strength in North America Culture  Relentless customer focus and culture of safety and continuous improvement “Top Box” Through-the-Cycle Performance  Strong financial performance through-the-cycle, solid cash generation, and disciplined capital allocation

Apergy is a Premier, Independent Oilfield Equipment & Technology Company Drilling Technologies ROW 10% Middle East 23% Canada 10% 60% Digital Products 79% 7% Other Production Equipment U.S. Artificial Lift Technologies 7 1 Based on Q4 2019 revenue guidance of $255m – $270m and adjusted EBITDA guidance of $53m – $63m as of October 23, 2019. 2 Represents % of revenue for Full Year 2018. Copyright 2019 Apergy. All rights reserved. Drilling Technologies (23%) Production & Automation Technologies (77%) Artificial Lift Digital Products • Diamond Drill Bit• Diamond InsetsBearings • Progressive• Plunger Lift• IIoT Enabled Cavity Pumps• ESPTechnologies • Rod Lift• Gas Lift • Optimization Software • Remote Monitoring Presence Across the Wellsite Revenue ~$1.1bn Adjusted EBITDA~$265m Adjusted EBITDA Margin ~23% Product Line2 Geography2 Key Financial Metrics (2019E)1

ChampionX is a Global Leader in Onsite, Technology-Driven, Sustainable Chemistry Programs and Services APAC Specialty Performance LatAm U.S. Europe 7% 12% 19% 49% 13% Canada 81% 15% Oilfield Performance Middle East & Africa 8 Copyright 2019 Apergy. All rights reserved. 1 Represents % of revenue for Full Year 2018. Production-Related Solutions and Services Delivered Through the Well Life Cycle Well Drilling & Completion Chemistries Key Markets and Offerings Overview Specialty Performance (19%) Oilfield Performance (81%) Conventional & Shale Onshore Offshore Deepwater EOR, Oilsands, Midstream • Drilling & completion • Acidizing • Cementing • Hydraulic fracturing • Production Maximization – Solutions for emulsions, foaming, viscosity reduction • Asset Integrity – Solutions for corrosion, microbial control, hydrogen sulfide control • Flow Assurance – Solutions for scale, hydrates, asphaltene and paraffin control • Water Management – Solutions for water clarification and treatment Revenue ~$2.4bn Adjusted EBITDA~$350m Adjusted EBITDA Margin ~15% Product Line1 Geography1 Key Financial Metrics (2019E)

How ChampionX Creates Value for Customers $ + + = Value for Supported by a World-Class Safety Culture 9 Copyright 2019 Apergy. All rights reserved. Unrivaled Customers Backed by Leading Global Supply Chain Applied by On-site Technical Experts Innovative, Tailored Chemistry

ChampionX: Highly Differentiated, Proprietary Offering Combined with Large Global Sales & Service Force  Full-time deployment of sales and service personnel on customer sites Ongoing management of chemical programs in our customers’ unique and dynamic systems Technical capabilities across reservoir, production and midstream applications Revenue Driven by Products Developed in the Last 5 Years 2019 Production Chemicals Net Promoter Score1  Develop cutting edge chemical and technology applications 26% ~60%   Supported by digital platforms that grow, optimize and protect customer assets  Industry Average Oilfield Performance Specialty Performance More Than 1,700 Owned and Licensed Patents and 400+ Scientists & Technologists 3,800 Sales, Service and Supply Chain Personnel 10 Copyright 2019 Apergy. All rights reserved. 1 Net Promoter Score is a measure of customer loyalty. Source: Kimberlite International Oilfield Research. ~30% 23% Highly Trained Technical Experts Applying Our Differentiated Technology Innovation Powerhouse Drives Ongoing Value Creation for Customers

ChampionX Has a Leading Position in the Global Segment Oilfield Chemicals ChampionX benefits from top 3 leadership positions across key categories:   Corrosion management and control Scale management and control Bacteria management and control Oil and water separation Wax and asphaltene management and control Water shut off and control H2S management and control Hydrate management and control Automated chemical control and reporting All Others Competitor D Competitor C Competitor B Competitor A 11 Copyright 2019 Apergy. All rights reserved. Source: Kimberlite International Oilfield Research and company estimates. Estimated Global Production Chemicals Market Share

High Exposure to Production Supports Relatively Stable and Recurring Revenue Through-The-Cycle ~20%1 ~80%1 Life of Well 12 Copyright 2019 Apergy. All rights reserved. 1 Represents % of pro forma revenue for Full Year 2018. Cumulative Revenue per Well Production 20+ Years Drilling & Completions 4 - 6 Weeks Oilfield Performance Specialty Performance Performance & Automation Technologies Drilling Technologies

Strategic Rationale 1 2 3 + 4 5 6 13 Copyright 2019 Apergy. All rights reserved. Compelling Value Creation Through Expected Synergies and Strong Financial Profile Platform to Deliver Production Optimization Solutions and Accelerate Digital Adoption in the Oilfield Global Presence with Balanced Portfolio Across Regions and Production Types Broad & Diverse Global Customer Base Enhances Cross-Selling Opportunities Creates a Global Leader in Production-Optimization Solutions Differentiated Portfolio of Complementary Products and Services with Well-Known Brands

Differentiated Portfolio of Complementary Products 1 and Services with Well-Known Brands  Combined 160 year history of operational excellence, innovation and quality Diamond Drill Bits Electrical Submersible Pumping (ESP) Hydraulic & Gas Lift Rod Lift Digital Products and Solutions  Production Maximization Asset Integrity Flow Assurance Water Management Providing Customers with a Full Suite of Production Optimization Products on a Single Platform 14 Copyright 2019 Apergy. All rights reserved. Iconic Brands Best in Class Products & Customer Service

Creates a Solutions Global Leader in Production-Optimization 2 Drilling ~80% of Combined Company Revenue from ~20% ~80% Large, Growing and Relatively Stable Revenue Base 1 Reflect 2019E revenue based on Spears estimates for Artificial Lift and Specialty Chemicals as of October 2019; Apergy and Ecolab Upstream revenue based on management estimates. 2 APY PAT: Apergy Production & Automation Technologies; CX OFP: ChampionX Oilfield Performance. Copyright 2019 Apergy. All rights reserved. 15 Production-Related Products and Solutions APY PAT2 Production CX OFP2 Pro Forma Combined Company Production Products and Solutions Revenue1

Artificial Lift & Production Chemicals on a Single 2 Platform to Enhance Customer Productivity Case Study Results: Combining Rod Lift with Production Chemicals2 (Rod pump lifetime in days) Artificial Lift Failures That Can Be Addressed by Production Chemicals1 Before Trial After Trial 53% Rod Lift Systems 616 Gas Lift Plunger Lift ESP Case 1 Case 2 0% 20% 40% 60% The Combined Company Will Have the Ability to Provide the Best Artificial Lift, Production Chemical and Digital Solution for Customers 1Source: Kimberlite International Oilfield Research. 2 Society of Petroleum Engineers whitepaper: Enhance Mean Time to Failure by Automating and Optimizing Continuous Chemical Injection in Moderate-Severe Corrosive Oil Field Well Applications. 16 Copyright 2019 Apergy. All rights reserved. 245 60 135 36% 26% 22% Production Chemicals Reduce Artificial Lift Failures and Increase Equipment Run-life Creating Value for Customers

Broad & Diverse Global Customer Cross-Selling Opportunities Base Enhances 3 Long-standing relationships with diverse, blue-chip customers  Increases weighting towards IOCs, NOCs, and large independents  Combination results in significant cross-selling opportunities from combined customer base 17 Copyright 2019 Apergy. All rights reserved. Oilfield Service Independents NOCs IOCs

Global Presence with Balanced Portfolio Across 4 Regions and Production Types APAC ROW Latin America Offshore 6% Middle East & Africa 20% U.S. Land 50% Europe 30% International Land 59% 11% U.S. Canada Substantial Recurring Revenue Base with Balanced Exposure to Global Onshore and Offshore Markets 18 Copyright 2019 Apergy. All rights reserved. 1 Represents % of revenue for Full Year 2018. International: 41% United States: 59% Pro Forma Onshore / Offshore Mix1 Pro Forma Geography1

Platform to Deliver Production Optimization Solutions 5 and Accelerate Digital Adoption in the Oilfield and performance Chemical  Smart edge devices for the well site 19 Copyright 2019 Apergy. All rights reserved. Chemical Solutions Fluid and Chemical Injection Optimization  Controlled dosing of chemicals for well optimization  Scalable dosing solution for different lift types  Optimal gas injection software for higher yieldInjection SkidPumps Artificial Lift & Drilling Production Surveillance and Monitoring  Continuous reservoir monitoring  Field level optimization algorithms  Remote monitoring and control Asset Integrity Management Predictive Failure Analysis of Production Equipment  Services to periodically review well performance  Continuous equipment health monitoring through AI models  AI models deployed in the cloud forSERVICES prescriptive insights

Compelling Value Creation Through Synergies 6 • Public company cost avoidance ~$75m • • Production and supply chain initiatives Rooflines and footprint (facilities / yards) consolidation • • Organization optimization Indirect savings from enterprise scale benefits PLUS Incremental Sales Growth Opportunities Cross-selling of products and services Expanded international market penetration Enhanced go-to market with combined digital offerings Cost Synergies • • • Estimated Cost to Achieve Synergies Less Than One-Time Run-rate Cost Synergies 20 Copyright 2019 Apergy. All rights reserved. G&A and Other Corp Cost Avoidance Cost of Goods Sold G&A and Others Cost of Goods Sold Run-rate Cost Synergy Estimate Within 24 Months of Closing “Day 1” Cost Avoidance

Strong Financial Profile 6 Pro Forma Combined Company ~$615m (Without Synergies) ~18% (Without Synergies) 1 Based on Q4 2019 revenue guidance of $255m – $270m and adjusted EBITDA guidance of $53m – $63m as of October 23, 2019. 2 Includes ~$75m of expected potential run-rate cost synergies. 3 Free Cash Flow, a non-GAAP measure, is defined as cash provided by operating activities plus proceeds from sale of fixed assets and proceeds from sale of business minus capital expenditures. Free Cash Flow Conversion Ratio, a non-GAAP measure, is defined as Free Cash Flow divided by Adjusted EBITDA. ChampionX includes standalone adjustments and pro forma interest expense assuming approximately $492m of net debt. 21 Copyright 2019 Apergy. All rights reserved. 2019E Revenue ~$1.1bn1 ~$2.4bn ~$3.5bn 2019E Adj. EBITDA ~$265m1 ~$350m ~$690m2 (With Synergies) 2019E Adj. EBITDA Margin ~23%1 ~15% ~20%2 (With Synergies) 2019E FCF Conversion3 ~45% – 50% ~60% – 65% ~55% – 60%

Transaction Reduces Cyclicality Stand-alone Apergy Compared to 6 % Change 2014 Peak to 2016 Trough EBITDA 2019E EBITDA as % of 2014 Peak  Lower decrease in peak to trough EBITDA at ChampionX driven by significant exposure to IOCs, NOCs, and International, as well as production focus  Combined Company to benefit from expanded customer base, significant global footprint, and exposure to global oil and gas basins including offshore and oil sands Focus on the Production Phase of the Well Results in Lower Cyclicality 22 Copyright 2019 Apergy. All rights reserved. (51%)58% (74%)59% Combined Company(60%)59% Combined Company % Change in Peak to Trough EBITDA of (60%) Compared to (74%) for Stand-alone Apergy

Strong Capital Allocation Structure and Disciplined Capital 6  Deleveraging transaction  Maintain low capital intensity ~1.5x  Significant free cash flow to support investment, growth and shareholder returns 1 Represents net debt / LTM EBITDA as of September 30, 2019. 2 Based on $589 million of debt and $41 million of cash at Apergy at September 30, 2019, plus approximately $492 million of assumed net debt at ChampionX and Combined Company 2019E pro forma adjusted EBITDA of approximately $615 million. 3 Includes ~$75m of expected run-rate cost synergies. 23 Copyright 2019 Apergy. All rights reserved. Current Apergy1 ~2.0x Pro Forma2 ~1.7x 1-Year Post-Close ~1.0x WithoutWith SynergiesSynergies³ Without Synergies Net Debt / Adj. EBITDA

Combined Company is a “Top Box” Performer  Business Mix  Diversified business mix including higher exposure to production  Low capital intensity  Relative revenue stability during industry downturns  Favorable EBITDA margin performance  Strong relative revenue stability given a more diversified and differentiated product portfolio  Ability to differentiate products and provide increased value to customers  Strong free cash flow conversion  Reasonable leverage  Strong conversion of EBITDA to free cash flow  Maintenance of modest leverage through the cycle  Consistent & balanced through cycle allocation of capital between organic capital expenditures, mergers & acquisitions, and return of capital  Consistent & balanced capital allocation policy 24 Copyright 2019 Apergy. All rights reserved. Financial / Capital Allocation Operations Stronger in Downturn Strong Across Periods Weaker Across Periods Stronger in Recovery Strategy Top Box Performer Combined Company Characteristics Key Attributes

Summary of Transaction Benefits Creates Differentiated Portfolio of Production Focused Equipment and Chemical Solutions for Enhanced Customer Productivity Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets + Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Unique Opportunity Drive Substantial Long-Term Value Creation to Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Compelling Long-Term Value Creation to Shareholders through Expected Cost Synergies and Accelerated Revenue Growth Opportunities 25 Copyright 2019 Apergy. All rights reserved.